

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 5, 2019

<u>VIA ELECTRONIC MAIL</u>

Bibb L. Strench
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, D.C. 20036-3537

Re: <u>BrightStone ETF Trust and BrightStone Global LLC, File No. 812-15064</u>

Dear Mr. Strench:

By form APP-WD filed with the Securities and Exchange Commission on October 16, 2019, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief